Exhibit 99.1

Performance Shipping Inc.

Unless otherwise specified herein, references to the “Company” or “we”, “us” and “our” shall include Performance Shipping Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2022

Our Operations

We have historically chartered our vessels to customers primarily pursuant to short-term and long-term time charters and on spot voyages, and also through pool arrangements. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.  Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. Under our pool arrangements, the pool manager charters our vessels, prices the charters, and is required to pay all voyage costs, including port charges, fuel and canal tolls and to collect receivables. We receive a portion of the total revenues generated by the pool, net of expenses incurred by the pool, and the amount allocated to our participating vessel, is determined in accordance with an agreed-upon formula determined by the margins allocated to our participating vessel based on her age, design and other performance characteristics. In all three types of charters, we remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers, and to related party brokers when they are involved, for the arrangement of the relevant charter.

Factors affecting our results of operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys, including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days, including ballast leg. We define operating days, including ballast leg, as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following tables reflect our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our total fleet, as well as a calculation for our TCE rates, for the periods indicated.

	For the nine months ended September 30,
	2022	2021
Ownership days	1,453	1,365
Available days	1,423	1,324
Operating days, including ballast leg	1,384	1,121
Fleet utilization	97.3%	84.7%
Time charter equivalent (TCE) rate	$24,866	$8,906
Daily operating expenses	$6,597	$6,273

	For the nine months ended September 30,
	2022	2021
	(in thousands of U.S. dollars, except for available days and TCE rate)
Voyage and time charter revenues	$47,406	$26,844
Less: voyage expenses	(12,022)	(15,053)

Time charter equivalent revenues	$35,384	$11,791

Available days	1,423	1,324
Time charter equivalent (TCE) rate	$24,866	$8,906

Voyage and Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days that our vessels operate, and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition, and specifications of our vessels;
•	levels of supply and demand in the shipping industry; and
•	other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, or through pool arrangements, generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates, although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot charters, or through pool arrangements, we mitigate our charter rates fluctuation exposure.

Currently, the vessels in our fleet are employed on time charter voyages, spot voyages or through pool arrangements. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels, while they are on the account of the charterer when vessels are time-chartered. Laid-up vessels, if any, do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.

We have paid commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and to Pure Brokerage and Shipping Corp. (or “Pure Brokerage”), a related party shipbroker.  Our in-house fleet manager, UOT, our wholly-owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, COVID-related disruptions which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, UOT has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of UOT by comparing actual vessel operating expenses with the operating expense budget for each vessel.

 Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for our tanker vessels from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker industry.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for under our Brokerage Services Agreement with Pure Brokerage. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of September 30, 2022, our aggregate outstanding debt, including related party loan, amounted to $74.1 million. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

For purposes of both the following discussion and the Financial Statements, results of operations of the container vessels segment we exited during 2020, are reported as discontinued operations for all periods presented.

Results of Operations	For the Nine Months Ended September 30,
	2022	2021	variation	% change
	in millions of U.S. dollars
Revenue	47.4	26.8	20.6	77%
Voyage expenses	-12.0	-15.1	3.1	-21%
Vessel operating expenses	-9.6	-8.6	-1.0	12%
Depreciation and amortization of deferred charges	-6.6	-5.6	-1.0	18%
General and administrative expenses	-4.7	-4.3	-0.4	9%
Provision/ (Reversal) for credit losses and write offs	0.0	0.0	0.0	-
Foreign currency gains / (losses)	0.1	-0.1	0.2	-200%
Interest and finance costs	-2.2	-1.4	-0.8	57%
Interest income	0.1	0.0	0.1	-
Net income / (loss) from continuing operations	12.5	-8.1	20.6	-254%
Net income from discontinued operations	0.0	0.4	-0.4	-100%

For the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021

Net income / (loss) from continuing operations for the nine months ended September 30, 2022, amounted to $12.5 million, compared to a net loss of $8.1 million for the same period in 2021. The net income for the nine months ended September 30, 2022 was mainly a result of increased revenues contributed by our tankers fleet, which led our profitability to significantly increase. Specifically, we noted a continuation in the tanker market recovery, supported by strong demand for crude oil and significant changes in trading patterns as a result of sanctions on Russian crude oil exports leading to longer-haul tanker voyages. In the first nine months of 2021, the depressed market conditions in the tankers’ industry, being an impact of the ongoing COVID-19 pandemic, led our revenues to significantly lower levels that did not manage to exceed the level of the continuing operations' expenses.

Net Income from discontinued operations for the nine months ended September 30, 2022 was $Nil, while for 2021, it amounted to $0.4 million. The net income of the first nine months of 2021 depicted solely the impact of $0.4 million of income from insurance settlements of one of our container vessels.

Voyage and Time Charter Revenues from continuing operations for the nine months ended September 30, 2022, amounted to $47.4 million, compared to $26.8 million for the same period in 2021. The increase in time charter revenues is mainly attributable to the increased time-charter equivalent rates (TCE rates, which was a combined result of the improved tanker charter rate environment achieved during the quarter, of decreased voyage expenses as a consequence of the shift in the vessel’s employment strategy from spot to pool arrangements, and of the improvement in the vessels’ utilization.

Voyage Expenses from continuing operations for the nine months ended September 30, 2022, amounted to $12.0 million, compared to $15.1 million for the same period in 2021. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers. The decrease of the voyage expenses was mainly attributable to the decrease of spot charters and the increase of pool charters, and also to the increase of the fleet utilization that contributed to the decrease of certain voyage expenses, such as the bunkers costs.

Vessel Operating Expenses from continuing operations for the nine months ended September 30, 2022 amounted to $9.6 million, compared to $8.6 million for the same period of 2021 and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and other miscellaneous expenses. The increase noted in vessel operating expenses was mainly attributable to the increase in ownership days of our fleet following the acquisition of vessel “P. Sophia” in July 2022 and was also reinformed by the slight increase in the daily operating expenses of our tanker vessels. The daily operating expenses mainly increased due to slightly increased daily crew, stores and spare costs.

Depreciation and amortization from continuing operations for the nine months ended September 30, 2022 amounted to $6.6 million, compared to $5.6 million for the same period in 2021, and represents the depreciation and amortization expense of our tanker vessels. The noted increase of $1.0 million was attributable to the increase in the amortization expense by $0.4 million due to the drydocks performed during the period, and an increase in depreciation of $0.6 million, due to the expansion of our fleet and the improvement costs that were capitalized as vessels’ costs during the period.

General and Administrative Expenses from continuing operations for the nine months ended September 30, 2022 amounted to $4.7 million, compared to $4.3 million for the same period in 2021, and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase was mainly attributable to increased bonuses partially counterbalanced by a decrease in compensation cost of stock awards.

Other Income from discontinued operations for the nine months ended September 30, 2021 amounted to $0.4 million and represents income from insurance settlements of our container vessel Domingo, compared to $Nil for the nine months ended September 30, 2022.

Interest and Finance Costs from continuing operations were $2.2 million for the period ended September 30, 2022, compared to $1.4 million for the same period in 2021. The increase is attributable to increased average debt, and also to increased average interest rates, which were 4.28% for the first nine months of 2022, compared to 2.91% in the first nine months of 2021, following the drawdown of $5.0 million under our loan agreement with Mango in March 2022 and the significant increase of the LIBOR rates in the nine-months ended September 30, 2022 as compared to the same period of 2021.

Inflation

Recently there has been a significant increase in inflation throughout the world economy. Such global inflationary pressures, and related central bank actions, have also resulted in higher prevailing interest rates, increasing the interest rates payable under our floating rate financing agreements. To date, inflation has had a small impact on our operating and general administrative expenses. Inflation has been increasing throughout the world economy and if these conditions continue could result in further increased operating and financing expenses.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans, and payments of dividends. At times when we are not restricted by our lenders from acquiring additional vessels, we will require capital to fund vessel acquisitions and debt service.

As of September 30, 2022 and December 31, 2021, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $32.1 million and $4.2 million, respectively. We expect that we will fund our operations with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements' issuance.

Cash Flow (Continuing and Discontinued Operations)

As of September 30, 2022, cash and cash equivalents amounted to $35.5 million, compared to $9.6 million as of December 31, 2021. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

For the presentation of the statement of cash flows in our financial statements, we elected to combine cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category. The absence of cash flows from discontinued operations is not expected to affect our future liquidity and capital resources.

Net Cash Provided by/ (Used In) Operating Activities

Net cash provided by operating activities for the nine-month period ended September 30, 2022 amounted to $10.2 million, compared to $1.3 million used in operating activities for the nine-month period ended September 30, 2021. The increase of net cash provided by operating activities was mainly attributable to increased revenues, as a result of increased average time charter rates, partially counterbalanced by the increase in the working capital outflow.

Net Cash Used In Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2022 and 2021 was $34.8 million and $1.8 million respectively. The noted variance is mainly attributable to the increase in vessel acquisition costs by $27.8 million, increase in advances for vessel acquisitions by $5.5 million and the decrease of payments for vessels’ improvements by $0.3 million during the nine-month period ended September 30, 2022.

Net Cash Provided By / (Used In) Financing Activities

Net cash provided by financing activities in the nine months ended September 30, 2022 was $50.6 million and mainly consists of the proceeds of $31.9 million from long-term debt, $5.0 million from the related party loan and the proceeds from the issuance of common stock and units of $27.6 million, partially counterbalanced by loan repayments of $13.0 million, payments of financing costs of $0.4 million and cash dividends on Series B preferred shares of $0.5 million.

Net cash used in financing activities in the nine months ended September 30, 2021 was $5.9 million and reflects the amounts that we repaid to our lenders for our outstanding loan facilities.

Capital Expenditures

Our future capital expenditures relate to the purchase of tanker vessels and vessel upgrades. We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.

Recent Developments

On October 6, 2022, we paid a 10% advance of $3.5 million, for the acquisition of “Phoenix Beacon” (tbr “P. Monterey”), which is expected to be delivered to us in December 2022. To partially finance this acquisition, we accepted on November 9, 2022 an offer letter from Piraeus Bank for a new loan facility of up to $37.4 million, which will refinance the existing outstanding indebtedness of the vessel “P. Kikuma” by $7.8 million and will provide additional financing of up to $29.6 million for the “Phoenix Beacon”.

On October 17, 2022, we entered into a stock purchase agreement with Mango pursuant to which we agreed to issue to Mango in a private placement 1,314,792 Series C preferred stock, par value $0.01 per share in exchange for (i) all 657,396 Series B Convertible Cumulative Perpetual Preferred Shares held by Mango and (ii) the agreement by Mango to apply $4.93 million (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B preferred shares into Series C preferred shares pursuant to their terms) as a prepayment by us of the unsecured credit facility agreement with Mango. We subsequently repaid the remaining amounts due and terminated the credit facility.  The transaction was approved by a special independent committee of our Board of Directors.

On October 21, 2022, we signed a memorandum of agreement to sell to unrelated parties the Aframax tanker vessel “P. Fos” for a gross purchase price of $34.0 million, with expected delivery to the buyers during November 2022. As of September 30, 2022, the vessel’s net book value was $22.6 million.

 On November 9, 2022, we took delivery of the vessel “P. Aliki” and paid the balance of its purchase price to the vessel’s sellers with cash on hand and loan proceeds. In connection with this acquisition, we entered on November 1, 2022 into a new loan agreement with Alpha Bank SA, for a maximum loan amount of $18.25 million. The loan includes customary loan covenants, and its terms are similar to the Company’s existing loan agreements.

On November 8, 2022, our Board of Directors determined to effect a reverse stock split of our common shares, par value $0.01 per share, at a ratio of one-for-fifteen. Our shareholders had previously approved the reverse stock split at the Company’s Special Meeting of Shareholders held on November 7, 2022. The reverse stock split will take effect, and our common shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market, as of the opening of trading on November 15, 2022 under the existing trading symbol “PSHG.” A new CUSIP number will be assigned to our common shares when the reverse stock split becomes effective.

PERFORMANCE SHIPPING INC.

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at September 30, 2022 (unaudited) and December 31, 2021
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	September 30, 2022	December 31, 2021
CURRENT ASSETS:
Cash and cash equivalents	$35,462	$9,573
Accounts receivable, net of provision for credit losses (Note 4)	7,716	3,792
Deferred voyage expenses	-	58
Inventories	570	4,286
Prepaid expenses and other assets	6,045	1,670
Current assets from discontinued operations (Note 3)	46	47
Total current assets	49,839	19,426

FIXED ASSETS:
Advances for vessel acquisitions and other vessels' costs (Note 6)	5,481	-
Vessels, net (Note 7)	146,002	123,036
Property and equipment, net	87	151
Total fixed assets	151,570	123,187

NON-CURRENT ASSETS:
Right of use asset under operating leases (Note 9)	176	84
Deferred charges, net	1,752	1,408
Other non-current assets (Note 7)	351	819
Total non-current assets	2,279	2,311
Total assets	$203,688	$144,924

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred fin. costs (Note 8)	$9,976	$7,788
Related party financing, current, net of unamortized deferred fin. costs (Note 5)	4,915	-
Accounts payable, trade and other	1,285	5,742
Due to related parties (Note 5)	-	127
Accrued liabilities	1,411	1,342
Lease liabilities, current (Note 9)	76	66
Current liabilities from discontinued operations (Note 3)	116	120
Total current liabilities	17,779	15,185

LONG-TERM LIABILITIES:
Long-term bank debt, net of unamortized deferred financing costs (Note 8)	58,701	42,110
Other liabilities, non-current	254	262
Long-term lease liabilities (Note 9)	100	18
Commitments and contingencies (Note 9)	-	-
Total long-term liabilities	59,055	42,390

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 793,657 and 0 issued and outstanding as at September 30, 2022 and December 31, 2021, respectively (Note 10)	8	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 60,728,363 and 5,082,726 issued and outstanding as at September 30, 2022 and December 31, 2021, respectively (Note 10)	607	51
Additional paid-in capital (Note 10)	493,704	457,439
Other comprehensive loss	(2)	(2)
Accumulated deficit	(367,463)	(370,139)
Total stockholders' equity	126,854	87,349
Total liabilities and stockholders' equity	$203,688	$144,924

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Operations
For the nine months ended September 30, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021
REVENUE:
Revenue (Note 4)	$47,406	$26,844

EXPENSES:
Voyage expenses	12,022	15,053
Vessel operating expenses	9,586	8,563
Depreciation and amortization of deferred charges (Note 7)	6,566	5,561
General and administrative expenses (Notes 5 and 10)	4,705	4,313
Provision / (reversal) for credit losses and write offs (Note 4)	18	(15)
Foreign currency (gains) / losses	(51)	79
Operating income / (loss)	$14,560	$(6,710)

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 5 and 8)	(2,207)	(1,362)
Interest income	112	16
Total other expenses, net	$(2,095)	$(1,346)

Net income / (loss) from continuing operations	$12,465	$(8,056)

Income allocated to participating securities (Note 11)	$(2)	$-
Deemed dividend on Series B preferred stock upon exchange of common stock (Notes 10 and 11)	(9,271)	-
Deemed dividend to the July warrants holders due to triggering of a down-round feature (Notes 10 and 11)	(22)	-
Dividends on preferred stock (Note 11)	(575)	-

Net income / (loss) attributable to common stockholders from continuing operations	$2,595	$(8,056)

Net income attributable to common stockholders from discontinued operations (Note 3)	$-	$400

Total net income / (loss) attributable to common stockholders	$2,595	$(7,656)

Earnings / (Loss) per common share, basic, continuing operations (Note 11)	$0.16	$(1.60)

Earnings / (Loss) per common share, diluted, continuing operations (Note 11)	$0.04	$(1.60)

Earnings per common share, basic and diluted, discontinued operations (Note 11)	$-	$0.08

Earnings / (Loss) per common share, basic, total (Note 11)	$0.16	$(1.52)

Earnings / (Loss) per common share, diluted, total (Note 11)	$0.04	$(1.52)

Weighted average number of common shares, basic (Note 11)	16,570,048	5,024,144

Weighted average number of common shares, diluted (Note 11)	83,354,138	5,024,144

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)
For the nine months ended September 30, 2022 and 2021
(Expressed in thousands of U.S. Dollars)

	2022	2021

Net income / (loss) from continuing and discontinued operations	$12,465	$(7,656)

Comprehensive income/ (loss) from continuing and discontinued operations	$12,465	$(7,656)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the nine months ended September 30, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional	Other
	# of Shares	Par Value	# of Shares	Par Value	Paid-in Capital	Comprehensive Income / (Loss)	Accumulated Deficit	Total

Balance, December 31, 2020	5,082,726	$51	-	$-	$457,171	$8	$(360,433)	$96,797
- Net loss	-	-	-	-	-	-	(7,656)	(7,656)
- Compensation cost on restricted stock and stock option awards (Note 10)	-	-	-	-	247	-	-	247
Balance, September 30, 2021	5,082,726	51	-	-	457,418	8	(368,089)	89,388

Balance, December 31, 2021	5,082,726	$51	-	$-	$457,439	$(2)	$(370,139)	$87,349
- Net income	-	-	-	-	-	-	12,465	12,465
- Common shares exchanged for Series B preferred shares	(2,834,612)	(28)	793,657	8	9,291	-	(9,271)	-
- Compensation cost on restricted stock awards (Note 10)	-	-	-	-	94	-	-	94
- Issuance of common stock under ATM program, net of issuance costs (Note 10)	526,916	5	-	-	1,333	-	-	1,338
- Issuance of units, net of issuance costs (Note 10)	7,620,000	76	-	-	7,050	-	-	7,126
- Issuance of common stock and July warrants, net of issuance costs (Note 10)	17,000,000	170	-	-	5,101	-	-	5,271
- Issuance of common stock and August warrants, net of issuance costs (Note 10)	33,333,333	333	-	-	13,374	-	-	13,707
- Deemed dividend to the July warrants holders due to triggering of a down-round feature (Note 10)	-	-	-	-	22	-	(22)	-
- Dividends declared and paid on Series B preferred shares (at $0.625 per share) (Note 11)	-	-	-	-	-	-	(496)	(496)
Balance, September 30, 2022	60,728,363	$607	793,657	$8	$493,704	$(2)	$(367,463)	$126,854

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Cash Flows (continuing and discontinued operations)
For the nine months ended September 30, 2022 and 2021
(Expressed in thousands of U.S. Dollars)

	2022	2021
Cash Flows provided by / (used in) Operating Activities:
Net income / (loss)	$12,465	$(7,656)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation and amortization of deferred charges (Notes 3 and 7)	6,566	5,561
Amortization of deferred financing costs	221	109
Compensation cost on restricted stock and stock option awards (Note 10)	94	247
(Increase) / Decrease in:
Accounts receivable	(3,924)	889
Deferred voyage expenses	58	(86)
Inventories	3,716	(1,940)
Prepaid expenses and other assets	(4,375)	29
Right of use asset under operating leases	(92)	75
Other non-current assets	242	-
Increase / (Decrease) in:
Accounts payable, trade and other	(4,568)	2,481
Due to related parties	(127)	35
Accrued liabilities	46	(380)
Other liabilities, non current	(8)	18
Lease liabilities under operating leases	92	(75)
Drydock costs	(239)	(640)
Net Cash provided by / (used in) Operating Activities	$10,167	$(1,333)
Cash Flows used in Investing Activities:
Advances for vessel acquisitions and other vessel costs (Note 6)	(5,481)	-
Vessel acquisitions and other vessels' costs (Note 7)	(27,782)	-
Payments for vessels' improvements (Note 7)	(1,550)	(1,832)
Property and equipment additions	(16)	(8)
Net Cash used in Investing Activities	$(34,829)	$(1,840)
Cash Flows provided by / (used in) Financing Activities:
Proceeds from related party loans (Note 5)	5,000	-
Proceeds from long-term bank debt (Note 8)	31,933	-
Repayments of long-term bank debt (Note 8)	(13,022)	(5,933)
Issuance of units, common stock and warrants, net of issuance costs (Note 10)	26,236	-
Issuance of common stock under ATM program, net of issuance costs (Note 10)	1,338	-
Payments of financing costs (Notes 5 and 8)	(439)	-
Cash dividends on Series B preferred shares (Note 11)	(496)	-
Net Cash provided by / (used in) Financing Activities	$50,550	$(5,933)
Net increase / (decrease) in cash, cash equivalents and restricted cash	$25,888	$(9,106)
Cash, cash equivalents and restricted cash at beginning of the year	$9,574	$21,378
Cash, cash equivalents and restricted cash at end of the period	$35,462	$12,272
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the period	$35,462	$12,272
Cash, cash equivalents and restricted cash at the end of the period	$35,462	$12,272
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash financing activities	$131	$-
Interest payments, net of amounts capitalized	$1,777	$1,229

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
1.	General Information

Company’s identity

The accompanying unaudited interim consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.”, which was effected on February 25, 2019.  The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “PSHG”.

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020 (Note 3). The Company operates its fleet through Unitized Ocean Transport Limited (the “Manager” or “UOT”), a wholly-owned subsidiary. The fees payable to UOT are eliminated in consolidation as intercompany transactions.

Financial Statements’ presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2022 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The consolidated balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Following the sale of all Company’s container vessels in 2020, the Company’s results of operations of the container vessels, as well as their assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying unaudited interim consolidated financial statements (Note 3). For the statement of cash flows, the Company elected the alternative of combining cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category, and as such, no separate disclosure of cash flows from discontinued operations is presented in the statement of cash flows.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
Other matters

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines, travel restrictions, and other emergency public health measures in an effort to contain the outbreak. Such measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, which has reduced the global demand for oil and oil products, which the Company’s vessels transport, and has exposed the Company to the risk of volatility in the near-term. During the global gradual recovery from COVID-19, the Company continues to take proactive measures to ensure the health and wellness of its crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to its customers. During the nine-month periods ended September 30, 2022 and 2021, the Company incurred increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. The Company’s revenues are impacted by fluctuations in spot charter rates for Aframax tankers. During the nine months ended September 30, 2021, the Company’s revenue came under pressure due to record OPEC+ oil production cuts and lower production from other oil producing countries, which reduced crude exports, and the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet. However, during the nine months ended September 30, 2022, the Company’s revenues improved due to strength in spot charter rates on account of higher OPEC+ production and increased ton mile due to the sanctions on Russian crude oil exports. As of September 30, 2022, and during the nine-month period ended September 30, 2022, the Company’s financial results have not been adversely affected from the impact of COVID. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impact on the Company’s business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the Company’s business, results of operations and financial condition in the future. As of September 30, 2022, the impact of the outbreak of COVID-19 virus continues to unfold. As a result, many of the Company’s estimates and assumptions carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. The overall impact of COVID-19 on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by the COVID-19 pandemic, will depend on how the outbreak further develops, the duration and extent of the restrictive measures that are associated with the pandemic and their impact on global economy and trade, which is still uncertain and may not be fully reflected in the Company’s financial results for the nine-month period ended September 30, 2022.

Furthermore, the recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions against Russia and given Russia’s role as a major global exporter of crude oil, the Company’s business may be adversely impacted. Currently, none of the Company’s contracts have been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 11, 2022. There have been no material changes to these policies or pronouncements during the nine months ended September 30, 2022, except as disclosed below:

Exchange of Common Shares for Shares of Convertible Preferred Stock: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine whether the preferred shares should be classified as permanent equity, temporary equity or liability. In cases of exchanges of common stock for preferred stock, the Company values separately the common stock and the preferred stock on the date of the exchange. When the Company determines that on the measurement date there is an excess value of the preferred stock, as compared to the fair value of the common shares exchanged, that value represents a dividend to the preferred holders, which should be deducted from the net income/(loss) from continuing operations to arrive at the net income/(loss) available to common stockholders from continuing operations.

Warrants Accounting: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine whether the warrants and pre-funded warrants issued should be classified as permanent equity, temporary equity or liability. The Company has determined that warrants and pre-funded warrants are free standing instruments and are out of scope of ASC 480 and meet all criteria for equity classification. The Company has recorded the excess of the proceeds received over the par value of common stock to additional paid in capital, as applicable.

Accounting Pronouncements - Not Yet Adopted

Reference Rate Reform (Topic 848): In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. ASU 2020-04 can be adopted as of March 12, 2020. As of September 30, 2022, the Company has not yet elected any optional expedients provided in the standard and the Company does not currently have any contracts that have been changed to a new reference rate. The Company will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period and will continue to evaluate the potential impact of this standard on its consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
3.	Discontinued Operations

Since August 2019, upon the delivery of the Company’s first tanker vessel “Blue Moon”, through August 2020, when the last container vessel “Domingo” was sold, the Company’s fleet was a mixture of container and tanker vessels. Accordingly, the Company had determined that it would operate under two reportable segments, one relating to its operations of container vessels (containers’ segment) and one to the operations of tanker vessels (tankers’ segment). Concurrently with the acquisition of its first tanker vessels, as the market environment for the Company’s containers fleet continued to be negative and with difficult employment opportunities, management initiated a number of actions for the gradual disposal of the whole container vessels’ fleet, although no decision at that time was reached for a strategic shift to a different segment.  In the first months of 2020, the Company acquired two additional tanker vessels. In August 2020, at the time when the fleet’s last container vessel was sold, the Company evaluated the results of the tanker vessels owned since 2019 and assessed the prospects of the specific segment as positive. At that time, the Company determined that its decision to exit the container segment represented a strategic shift to the exclusive ownership of tanker vessels and further assessed that the disposal of all its container vessels constituted a disposal of an entity’s segment, that will have a major effect on the Company’s operations and financial results. Furthermore, the Company determined that it would not have continuing involvement in the operation of the disposed assets. In this respect, the results of operations of the container vessels, as well as their assets and liabilities, are reported since 2020 as discontinued operations for all periods presented in the accompanying consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
Below are presented summarized the operating results of the discontinued operations for the nine months ended September 30, 2022 and 2021, as well as the balance sheet information on the Company's discontinued operations as of September 30, 2022 and December 31, 2021:

	September 30,
	2022	2021
Items constituting net income from discontinued operations
Other income	-	400
Net income from discontinued operations	-	400

	September 30, 2022	December 31, 2021
Carrying amounts of major classes of assets of discontinued operations
Cash and cash equivalents	$-	$1
Accounts receivable, trade	17	17
Prepaid expenses and other assets	29	29
Total major classes of current assets of discontinued operations	46	47
Carrying amounts of major classes of liabilities of discontinued operations
Accounts payable, trade and other	115	115
Accrued liabilities	1	5
Total major classes of current liabilities of discontinued operations	116	120

4.	Revenue, Accounts Receivable and Provision for Credit Losses

Revenue and Accounts Receivable

The Company’s tanker vessels have been employed since their acquisition under time and voyage charter contracts, and since 2021 the Company also charters some of its vessels under pool arrangements. Accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

For the nine months ended September 30, 2022, Revenue from continuing operations amounted to $18,719 from spot charters, to $1,887 from time-charters and to $26,800 from pool charters. For the nine months ended September 30, 2021, Revenues from continuing operations amounted to $17,486 from spot charters, to $8,574 from time-charters and to $784 from pool charters.

As of September 30, 2022, the balance of Accounts receivable, net, for the continuing operations amounted to $1,354 for the spot charters (of which $161 relates to contract assets), to $2 for the time-charters and to $6,360 for the pool charters. As of December 31, 2021, the balance of Accounts receivable, net, for the continuing operations amounted to $2,037 for the spot charters (of which $196 relates to contract assets), to $2 for the time-charters and to $1,753 for the pool charters.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
For the nine months ended September 30, 2022 and 2021, charterers that accounted for more than 10% of the Company’s revenue, were as follows:

Charterer	2022	2021
A	-	28%
B	-	20%
C	10%	-
D	47%	-

The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $6,360 and to $405 as of September 30, 2022 and December 31, 2021, respectively.

Credit Losses Provision

The Company, in estimating its expected credit losses, gathers annual historical losses on its freight and demurrage receivables since 2019 when the Company’s tanker vessels firstly operated in the spot market, and makes forward-looking adjustments in the estimated loss ratio, which is re-measured on an annual basis. As of September 30, 2022 and December 31, 2021, the balance of the Company’s allowance for estimated credit losses on its outstanding freight and demurrage receivables were $94 and $121, respectively, and is included in Accounts receivable, net of provision for credit losses in the accompanying consolidated balance sheets. For the nine months ended September 30, 2022 and 2021, the Provision for credit losses and write offs in the accompanying consolidated statements of operations includes changes in the provision of estimated losses of $(27) and $(15), respectively, and for 2022 it also includes an amount of $45 representing demurrages write offs. No allowance was recorded on insurance claims as of September 30, 2022 and December 31, 2021, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date was on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

5.	Transactions with Related Parties

(a)          Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Chairperson of the Board Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Shipbroking may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross freight and hire revenue of the tanker vessels, depending on the respective charter parties’ terms.

For the nine months ended September 30, 2022, commissions and brokerage fees to Pure Brokerage amounted to $523 and $144, and for the nine months ended September 30, 2021, to $322 and $135, respectively, and are included in Voyage expenses and in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at September 30, 2022 and December 31, 2021, an amount of $0 and $63 was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
(b)           Mango Shipping Corp (“Mango”): On March 2, 2022, the Company entered into an unsecured credit facility with Mango, whose beneficial owner is Aliki Paliou, of up to $5.0 million, for general working capital purposes. The loan has a term of one year from the date of the agreement, bears interest of 9.0% per annum, and was drawn in arrears at the Company’s request. The agreement also provided for arrangement fees of $200 payable on the date of the agreement, and commitment fees of 3.00% per annum on any undrawn amount until the maturity date. As of September 30, 2022, the full amount of $5,000 has been drawn under the credit facility, and it is included in Related party financing, current, net of unamortized deferred financing costs in the accompanying consolidated balance sheets. For the nine months ended September 30, 2022, interest and commitment fees incurred in connection with the Mango loan amounted to $254 and are included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations. Arrangement fees of $200 were capitalized contra to debt and are amortized over the facility period under the straight-line method, while amortization of arrangement fees for the nine months ended September 30, 2022, amounted to $115 and are also included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations.

In December 2021, the Company commenced an offer to exchange up to 4,066,181 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 0.28 Series B Preferred Shares for each common Share. The tender offer expired on January 27, 2022, and a total of 2,834,612 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares, out of which 657,396 were beneficially owned by Aliki Paliou through Mango, and 28,171 are beneficially owned by Andreas Michalopoulos. On September 15, 2022, the Company paid to its Series B preferred stockholders cash dividends of $496, or $0.625 per each Series B preferred share, out of which $411 were dividends paid to Mango. On October 17, 2022, the Company entered into a stock purchase agreement with Mango pursuant to which it agreed to issue to Mango in a private placement Series C Preferred Stock in exchange for (i) all 657,396 Series B Preferred Shares held by Mango, and (ii) the agreement by Mango to apply $4,930 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility. On October 19, the Company repaid the remaining amounts due, together with accrued interest, and terminated the credit facility (Note 13). Following the issuance of the Series C preferred shares in October 2022 to Mango, the dividends on the Series B preferred shares held by Mango accrued until the last dividend payment date, which was September 15, 2022. The Series C Preferred stock held by Mango is entitled to a 5.00% annual dividend, that starts accruing from September 15, 2022, as per the terms of the Statement of Designations (Note 10).

6.	Advances for Vessel Acquisitions and Other Vessels’ Costs

In August 2022, the Company, through a newly established subsidiary, entered into a memorandum of agreement with unrelated parties, to acquire the LR2 Aframax oil product tanker vessel “P. Aliki” (ex “Alpine Amalia”), for the purchase price of $36,500. As of September 30, 2022, the Company had paid 15% advance, or $5,475, while the balance of the purchase price will be paid upon delivery of the vessel to the Company in November 2022 (Note 13). As of September 30, 2022, the amount presented in the accompanying consolidated balance sheets also included other costs capitalized in connection with the prospective acquisition of the tanker vessel and amounted to $6.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
As of December 31, 2021, there were no advances for vessels’ acquisitions and other vessels’ costs.

September 30, 2022
Advances for vessel acquisitions	$5,475
Capitalized costs	6
Total	$5,481

7.	Vessels, net

In June 2022, the Company, through a newly established subsidiary, entered into a memorandum of agreement with unrelated parties to acquire the Aframax tanker vessel “P. Sophia” (ex “Maran Sagitta”), for a purchase price of $27,577. The vessel was delivered to the Company in July 2022. Pre-delivery costs capitalized in connection with this vessel’s acquisition amounted to $205.

The amounts of Vessels, net, in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels' Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	$136,782	$(13,746)	$123,036
- Vessels' acquisitions	27,782	-	27,782
- Transfer from other non-current assets	558	-	558
- Vessels' improvements	660	-	660
- Depreciation	-	(6,034)	(6,034)
Balance, September 30, 2022	$165,782	$(19,780)	$146,002

During the nine months ended September 30, 2022, the Company capitalized an amount of $660, and also an amount of $558 was transferred from other non-current assets, representing costs for the installation of ballast water treatment system on the vessel “Blue Moon”.

Furthermore, during the nine months ended September 30, 2022, the Company capitalized an amount of $351 in other non-current assets, representing advances paid for the installation of ballast water treatment system on the vessel “P. Kikuma”, also included in line “Payments for vessels' improvements” in the accompanying unaudited interim consolidated statements of cash flows.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
8.	Long-Term Debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	September 30, 2022	Current	Non- current	December 31, 2021	Current	Non- current

Nordea Bank secured term loan	$21,598	$3,740	$17,858	$24,403	$3,740	$20,663
Piraeus Bank secured term loans	47,503	6,393	41,110	25,786	4,171	21,615
less unamortized deferred financing costs	(424)	(157)	(267)	(291)	(123)	(168)
Total debt, net of deferred financing costs	$68,677	$9,976	$58,701	$49,898	$7,788	$42,110

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into three long term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. The loans are repayable in quarterly installments plus one balloon installment per loan agreement to be paid together with the last installment, and bear variable interest at LIBOR plus a fixed margin ranging from 2.70% to 2.85%. Their maturities fall due from July 2024 to July 2027, and at each utilization date, arrangement fees of 0.75% or 1.00% were paid. As of September 30, 2022, the term loans were collateralized by the Company’s six tanker vessels, whose aggregate net book value was $146,002.

In July 2019, the Company, through two of its vessel-owning subsidiaries, entered into a loan agreement with Nordea Bank Abp, Filial i Norge (“Nordea Bank”) for a senior secured term loan facility of up to $33,000, to partially finance the acquisition cost of the vessels “Blue Moon” and “Briolette”. In December 2019 and in March 2020, the Nordea Bank loan was twice amended and restated to increase the loan facility to up to $47,000 and $59,000, respectively, to partially support the acquisition cost of the tanker vessels “P. Fos” and “P. Kikuma”, respectively. In December 2020, the Company entered a Deed of Release with Nordea Bank, according to which the borrowers of the vessels “P. Fos” and “P. Kikuma” were released from all obligations under the agreement, in connection with the re-finance by Piraeus Bank S.A. (described below). Also in December 2020, the Company entered into a Supplemental Loan Agreement with Nordea Bank, to amend the existing repayment schedules of the “Blue Moon” and “Briolette” tranches and to amend the major shareholder’s clause included in the agreement.

In December 2020, the Company, through three of its vessel-owning subsidiaries, entered into a loan agreement with Piraeus Bank S.A. (“Piraeus Bank”) for a senior secured term loan facility of up to $31,526, to refinance the existing indebtedness of the vessels “P. Fos” and “P. Kikuma” with Nordea Bank, described above, and partially finance the acquisition cost of the vessel “P. Yanbu”. The three borrowers utilized in December 2020 an aggregate amount of $29,958 under the loan agreement, and no amount remained available for drawdown thereafter. The “P. Yanbu” trance was released from the specific loan agreement in July 2022 as part of its refinancing under the new loan agreement with Piraeus Bank signed on June 30, 2022 (see below).

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
In June 2022, the Company, through the vessel-owning subsidiaries of the vessels “P. Sophia” (Note 7) and “P. Yanbu”, entered into a new loan agreement with Piraeus Bank for a senior secured term loan facility of up to $31,933. The purpose of this facility was to finance the acquisition of “P. Sophia” by up to $24,600 and refinance the existing indebtedness of $7,333 of the vessel “P. Yanbu”. The Company utilized the full amount of $31,933 in July 2022.

Finally, on November 1, 2022, the Company signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel “P. Aliki” (ex “Alpine Amalia”) (Note 6) by providing a secured term loan of up to $18,250. The loan was drawn down upon the vessels’ delivery to the Company in November 2022 (Note 13).

The Nordea and Piraeus Bank loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of two years, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings. The loan agreements also require a minimum hull value of the financed vessels, impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at September 30, 2022 and December 31, 2021, the maximum compensating cash balance required under the Company’s loan agreements amounted to $9,500 and $5,000, respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. As at September 30, 2022 and December 31, 2021, the Company was in compliance with all of its loan covenants.

The weighted average interest rate of the Company’s bank loans for the nine months ended September 30, 2022 and 2021, was 3.97% and 2.91%, respectively.

For the nine months ended September 30, 2022 and 2021, interest expense on long-term bank debt amounted to $1,677 and $1,218, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statement of operations. Accrued interest on bank debt as of September 30, 2022, and December 31, 2021, amounted to $199 and $51, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

As at September 30, 2022, the maturities of the drawn portions of the debt facilities described above, are as follows:

Principal Repayment
October 1, 2022 through September 30, 2023	$10,133
October 1, 2023 through September 30, 2024	24,252
October 1, 2024 through September 30, 2025	12,382
October 1, 2025 through September 30, 2026	3,200
October 1, 2026 through September 30, 2027	19,134
Total	$69,101

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
9.	Commitments and Contingencies

(a)  Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association (“P&I Association”) in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b)  As discussed in Note 6, in August 2022, the Company, through a newly established subsidiary, entered into a memorandum of agreement with unrelated parties, to acquire the LR2 Aframax oil product tanker vessel “P. Aliki” (ex “Alpine Amalia”), for the purchase price of $36,500, expected to be delivered to the Company in November 2022. As of September 30, 2022, the Company had paid a 15% advance of $5,475, and the remaining balance to be paid under the contract was $31,025 and was settled upon vessel’s delivery to the Company with cash on hand and bank financing (Note 13).

Also, in September 2022, the Company, through a newly established subsidiary, entered into a memorandum of agreement with unrelated parties, to acquire the Aframax tanker vessel “Phoenix Beacon” (tbr “P. Monterey”), for the purchase price of $35,000.  As of September 30, 2022, no advance payment was made in connection with this vessel’s acquisition. Subsequent to the balance sheet date, a 10% advance of $3,500 was paid by the Company to the sellers, and the remaining balance of $31,500 will be settled upon the vessel’s delivery, with cash on hand and bank financing. The delivery is expected to take place in December 2022 (Note 13).

(c)  As of September 30, 2022, one of the Company’s operating vessels was time-chartered. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as of September 30, 2022 non-cancelable time charter contract are estimated at $8,395 until September 30, 2023, and at $6,210 until September 30, 2024.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
(d)  The Company rents its office spaces in Greece under various lease agreements with unaffiliated parties. The durations of these agreements vary from a few months to 3 years and certain of these contracts also bear the option for the Company to extend the lease terms for further periods. Under ASC 842, the Company, as a lessee, has classified these contracts as operating leases and accordingly, a lease liability of $176 and $84, respectively, and an equal right-of-use asset based on the present value of future minimum lease payments for the fixed periods of each contract have been recognized on the September 30, 2022 and December 31, 2021 balance sheets. The monthly rent cost under the existing as of September 30, 2022 lease agreements are $7 (based on the exchange rate of Euro/US Dollar $1.000 as of September 30, 2022). Rent costs have been reduced for the Company during 2021 as a result of COVID 19-relief measures applied by the Greek government, as the lessor is partially reimbursed for these rent payments by the state. Accordingly, rent expenses amounted to $67 and $23 for the nine months ended September 30, 2022 and 2021, respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated financial statements.  The Company assessed in 2021 that the rent concession qualifies for the election and elected to not evaluate whether a concession provided due to COVID-19 is a lease modification under ASC 842. The Company has assessed the right of use asset recognized for office leases for impairment and concluded that no impairment charge should be recorded as September 30, 2022, as no impairment indicators existed.

The following table sets forth the Company’s undiscounted office rental obligations as at September 30, 2022:

Amount
Year 1	$80
Year 2	56
Year 3	52
Total	$188
Less imputed interest	-12
Present value of lease liabilities	$176

Lease liabilities, current	76
Lease liabilities, non- current	100
Present value of lease liabilities	$176

10.	Changes in Capital Accounts

(a)          Company’s Preferred Stock: As of September 30, 2022, and December 31, 2021, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 have been designated Series A preferred shares and 1,200,000 have been designated Series B preferred shares. Additionally, in October 2022, 1,587,314 preferred shares were designated as Series C Preferred Shares (see under (b) below). As of September 30, 2022, 793,657 Series B preferred shares were issued and outstanding, while as of December 31, 2021, no preferred stock was issued and outstanding.

(b)          Tender Offer to Exchange Common Shares for Shares of Series B Convertible Cumulative Perpetual Preferred Stock: In December 2021, the Company commenced an offer to exchange up to 4,066,181 of its then issued and outstanding common shares, par value $0.01 per share, for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01, at a ratio of 0.28 Series B Preferred Shares for each common Share.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
The Company pays a 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date. Each Series B Preferred Share has no voting rights and is convertible at the option of the holder during the applicable conversion period and for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below).  Each Series B Preferred Share will have a fixed liquidation preference of $25.00 per share. The Series B Preferred Shares are not subject to mandatory redemption or to any sinking fund requirements, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Finally, Series B Preferred Shares rank senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company. The tender offer expired on January 27, 2022, and a total of 2,834,612 common shares were validly tendered and accepted for exchange, which resulted in the issuance of 793,657 Series B Preferred Shares (with aggregate liquidation preference of $19,841), out of which 657,396 were acquired by Aliki Paliou through Mango (Note 5), and 28,171 were acquired by Andreas Michalopoulos. For the nine months ended September 30, 2022, declared and paid dividends on Series B preferred shares amounted to $496, which represented the dividends calculated for the period from February 2, 2022 (date of issuance of the Series B preferred shares) until September 15, 2022. For the nine months ended September 30, 2022, accrued and not paid dividends on the Series B preferred shares held by holders other than Mango, amounted to $6.

The authorized number of Series C Preferred Shares, par value $0.01 and $25.00 liquidation preference, is 1,587,314, of which 1,314,792 Series C Preferred Shares (with aggregate liquidation preference of $32,870) have been issued to Mango on October 17, 2022 (Note 13). The remaining Series C Preferred Shares will be issued not earlier than one year from the date of original issuance of the Series B Preferred Shares. The material terms of the Series C preferred shares are as follows: Dividends on each Series C Preferred Share shall be cumulative and shall accrue at a rate equal to 5.00% per annum of the Series C liquidation preference per Series C Preferred Share from the dividend payment date immediately preceding issuance; The Series C Preferred Shares are convertible into common shares (i) at the option of the holder: in whole or in part, at any time on or after the date that is the date immediately following the six-month anniversary of the Original Issuance Date at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by a conversion price of $0.50, subject to adjustment from time to time, or (ii) mandatorily: on any date within the Series C Conversion Period,  being any time on or after the date that is the date immediately following the six-month anniversary of October 17, 2022 (or “the Original Issuance Date”), on which less than 25% of the authorized number of Series C Preferred Shares are outstanding and the volume-weighted average price of the common shares for the 10 trading days preceding such date exceeds 130% of the conversion price in effect on such date, the Company may elect that all or a portion of the outstanding Series C Preferred Shares shall mandatorily convert into common shares at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including such date, divided by the conversion price.  The conversion price is subject to adjustment for any stock splits, reverse stock splits or stock dividends, and shall also be adjusted to the lowest price of issuance of common stock by the Company for any registered offering following the Original Issuance Date, provided that such adjusted conversion price shall not be less than $0.50. Each holder of Series C Preferred Shares is entitled to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following the Original Issuance Date), multiplied by 10. The holders of Series C Preferred Shares shall vote together as one class with the holders of Common Shares on all matters submitted to a vote of the Company’s shareholders (with certain exceptions). For the nine months ended September 30, 2022, accrued and not paid dividends on Series C preferred shares amounted to $73.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
In its assessment for the accounting of the Series B preferred stock, the Company has taken into consideration the provisions of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” and determined that the Series B preferred shares should be classified as permanent equity rather than temporary equity or liability.  The preferred stock was measured as of the date of closing of the tender offer, being January 27, 2022, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $18,030. The fair value of the preferred stock was estimated using the Black & Scholes model and weighted the possibilities: a) that the Series B are not further exchanged for Preferred C shares, b) that the Series B are converted to Series C on the applicable conversion date and further assumed that there is no further conversion of the Series C preferred shares to common shares and c) that the Series C are further converted to common shares. Moreover, the Company’s valuation used the following assumptions: (a) 4% dividend yield for the Series B preferred stock and 5% dividend yield for the Series C preferred stock, assumed based on stated dividend policy for the Series B preferred shares, and expected dividend policy for the Series C preferred shares, (b) weighted average expected volatility of 65%, (c) risk free rate of 0.74% determined by management using the applicable 1-year treasury yield as of the measurement date, (d) market value of common stock of $3.09 and (e) expected life of  convertibility option of the Series C preferred shares to common shares of 5 years as at September 2, 2023. The Company’s valuation determined that the exchange resulted in an excess value of the Series B preferred shares of $9,271, or $11.68 per preferred share, as compared to the fair value of the common shares exchanged, that was transferred from the common holders to the preferred holders on the measurement date, and that that value represented a deemed dividend to the preferred holders that should be deducted from the net loss from continuing operations to arrive to the net loss available to common stockholders from continuing operations (Note 11). The fair value of the common shares exchanged on the measurement date of $8,759 was determined through Level 1 inputs of the fair value hierarchy (quoted market price on the date of the exchange).

(c)          Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted to its Chief Financial Officer stock options to purchase 120,000 of the Company’s common shares as share-based remuneration. The stock options, which were granted pursuant to, and in accordance with, the Company’s Equity Incentive Plan, have been approved by the Company’s board of directors, and have a term of five years. The exercise prices of the options are as follows: 30,000 shares for an exercise price of $10.00 per share, 25,000 shares for an exercise price of $12.50 per share, 20,000 shares for an exercise price of $15.00 per share, 15,000 shares for an exercise price of $20.00 per share, 15,000 shares for an exercise price of $25.00 per share, and 15,000 shares for an exercise price of $30.00 per share.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
In its assessment for the accounting of the stock options awards, the Company has taken into consideration the provisions of ASC 718 “Compensation – Stock Compensation” and determined that these stock options should be classified as equity rather than liability.  The award was measured on the grant date, being January 1, 2021, at fair value on a non-recurring basis. Its fair value was determined through Level 3 inputs of the fair value hierarchy as determined by management and amounted to $134. The fair value of the stock option was estimated using the binomial-pricing model with the following assumptions: (a) 6% dividend yield, assumed based on Company’s stated dividend policy and existing capital structure, (b) weighted average expected volatility of 75%, (c) risk free rate of 0.36% determined by management using the applicable 5-year treasury yield as of the measurement date, (d) market value of common stock of $4.64 and (e) expected life of 5 years as at January 1, 2021. Until September 30, 2022, no stock options were exercised, and in the nine months ended September 30, 2021, the full amount of $134 was recognized as compensation cost in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations.

(d)          Compensation Cost on Restricted Common Stock: On December 30, 2020, the Company’s Board of Directors approved an amendment to the 2015 Equity Incentive Plan (or the “Plan”), to increase the aggregate number of shares issuable under the plan to 538,830 shares, and further approved 67,225 restricted common shares to be issued on the same date as an award to the Company’s directors. The fair value of the award was $320 and was calculated by using the share closing price of December 29, 2020. One fourth of the shares vested on December 30, 2020, and the remainder three fourths would vest ratably over three years from the issuance date. As at September 30, 2022, 471,605 restricted common shares remained reserved for issuance under the Plan.

Following the resignation of four of the Company’s board members on February 28, 2022, the Company decided to accelerate the vesting of any unvested shares on the date of their resignation as a severance benefit and the Company recognized the corresponding compensation cost during the first quarter of 2022. During the nine months ended September 30, 2022 and 2021, the aggregate compensation cost on restricted stock amounted to $94 and $113 respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at September 30, 2022 and December 31, 2021, the total unrecognized compensation cost relating to restricted share awards was $65 and $159, respectively.

During the nine months ended 2022 and 2021, the movement of the restricted stock cost was as follows:

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2020	100,099	$6.71
Granted	-	-
Vested	(49,681)	8.70
Forfeited or expired	-	-
Outstanding at September 30, 2021	50,418	$4.76
Granted	-	-
Vested	(16,807)	4.76
Forfeited or expired	-	-
Outstanding at December 31, 2021	33,611	4.76
Granted	-	-
Vested	(23,107)	4.76
Forfeited or expired	-	-
Outstanding at September 30, 2022	10,504	$4.76

As at September 30, 2022, the weighted-average period over which the total compensation cost related to non-vested restricted stock, as presented above, is expected to be recognized, is 0.75 years.

(e) At The Market (“ATM”) Offering: On March 5, 2021, the Company entered into an At The Market (or “ATM”) Offering Agreement with H.C. Wainwright & Co., LLC, as sales agent, pursuant to which the Company may offer and sell, from time to time, up to an aggregate of $5,900 of its common shares, par value $0.01 per share. During the nine months ended September 30, 2022, a total of 526,916 common shares were issued as part of the Company’s ATM offering, and the net proceeds received, after deducting underwriting commissions and other expenses, amounted to $1,338. The Company terminated its ATM offering effective August 23, 2022.

(f) Equity Offerings: On June 1, 2022, the Company completed its underwritten public offering of 7,620,000 units at a price of $1.05 per unit. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant (the “June Warrants”) to purchase one common share and was immediately separated upon issuance. Each Class A warrant was immediately exercisable for one common share at an exercise price of $1.05 per share and has a maturity of five years from issuance and can be either physically settled or through the means of a cashless exercise. The Company may at any time during the term of its warrants reduce the then current exercise price of each warrant to any amount and for any period of time deemed appropriate by the board of directors of the Company, subject to terms disclosed in each warrants’ agreements. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in each warrants’ agreements. The Class A warrants and the pre-funded warrants do not have any voting, dividend or participation rights, nor do they have any liquidation preferences. The Company had granted the underwriters a 45-day option to purchase up to an additional 1,143,000 common shares and/or prefunded warrants and/or 1,143,000 Class A warrants, at the public offering price, less underwriting discounts and commissions. The offering closed on June 1, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of $7,126 including the partial exercise of the Over-allotment Option by the underwriters of 890,500 Class A Warrants to purchase up to 890,500 common shares at $0.01 per share.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
Furthermore, on July 18, 2022, the Company completed a direct offering of 17,000,000 common shares and warrants to purchase up to 17,000,000 common shares (the “July Warrants”) at a concurrent private placement. The combined effective purchase price for one common share and one warrant to purchase one common share was $0.35. Each warrant is immediately exercisable for one common share at an initial exercise price of $0.35 per share, and will expire in five and a half years from issuance. The July Warrants have similar terms to the June Warrants, with the only significant difference being the existence of an exercise price adjustment clause (discussed below), which was assessed by the Company as a down round feature. Further to the registered direct offering of August 12, 2022 (discussed below), the July warrants exercise price has been reduced to $0.3169, according to the terms of the Form of Warrant. The offering closed on July 19, 2022, and the Company received net proceeds, after underwriting discounts and commissions and expenses, of approximately $5,271.

The exercise price adjustment clause of the July Warrants provides for a reduction in the warrants’ initial exercise price in case the company, subsequent to the warrants issuance: a) issues equity securities at prices below the initial exercise price of the July Warrants, or b) the Company’s stock trades below the July Warrants’ exercise price during any of the five trading sessions following the issuance of such equity securities. The Company concluded that the specific feature provides protection to investors in promising to give each warrant holder investor the lowest pricing available to any other investors, rather than protecting against true economic dilution, and accordingly, this feature constitutes a down round feature. As of the date that the down round feature was triggered, the Company measured the value of the effect of the feature as the difference between (a) the fair value of the financial instrument (without the down round feature) with a strike price corresponding to the currently stated strike price of the issued instrument and (b) the fair value of the financial instrument (without the down round feature) with a strike price corresponding to the reduced strike price upon the down round feature being triggered. Following the Company’s registered offering in August (discussed below) during which common shares were also issued, the down round feature of the July Warrants discussed was triggered. In this respect, the Company measured the value of the effect of the feature as of the date that the down round feature was triggered and determined an approximate measurement of the down round feature of $22, which was accounted for as a deemed dividend (Note 11).

Finally, on August 12, 2022, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase 33,333,333 of its common shares and warrants to purchase 33,333,333 common shares (the “August Warrants”) at a price of $0.45 per common share and accompanying warrant in a registered direct offering. The August Warrants are immediately exercisable, expire five years from the date of issuance, and will have an initial exercise price of $0.45 per common share. The August Warrants have similar terms to the July Warrants, including the exercise price adjustment clause that constitutes a down-round feature, which has not been triggered as of September 30, 2022. The offering closed on August 16, 2022, and the Company received net proceeds, after deducting underwriting discounts and commissions and expenses, of approximately $13,707.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
As of September 30, 2022, the Company had 60,728,363 common shares outstanding, and none of the June, July and August Warrants had been exercised.

(g) Receipt of NASDAQ Notice: On July 13, 2022, the Company received written notification from The NASDAQ Stock Market LLC (“NASDAQ”), indicating that because the closing bid price of the Company's common stock for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1). The applicable grace period to regain compliance is until January 9, 2023. To cure this deficiency, the Company will effect in November 2022 a reverse stock split (Note 13).

11.	Earnings / (Loss) per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. Unvested shares granted under the Company's incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. For the nine months ended September 30, 2022 the Company paid dividends amounting to $496 to its Series B preferred stockholders, while for the nine months ended September 30, 2021, the Company did not pay any dividends to its common stockholders. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. The dilutive effect of share-based compensation arrangements and for unexercised warrants that are in-the money, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period, while the dilutive effect of convertible securities is computed using the “if converted” method. In particular, for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the “if-converted” method. For the nine-months ended September 30, 2022, the computation of diluted earnings per share reflects the potential dilution from conversion of outstanding preferred convertible stock calculated with the "if converted" method described above and resulted in 66,784,090 incremental shares. For the nine months ended September 30, 2022 and 2021, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards, outstanding warrants and the non-exercised stock options calculated with the treasury stock method.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
Net income / (Loss) from continuing operations is adjusted as follows to arrive at the net income / (loss) attributable to common equity holders:

	2022		2021
	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS
Net income/ (loss) from continuing operations	$12,465	$12,465	$(8,056)	$(8,056)
less income allocated to participating securities	(2)	(1)	-	-
less deemed dividends on Series B preferred stock upon exchange of common stock	(9,271)	(9,271)	-	-
less deemed dividend to the July warrants holders due to triggering of a down-round feature	(22)	(22)	-	-
less dividends on preferred stock	(575)	-	-	-
Net income / (loss) attributable to common stockholders from continuing operations	2,595	3,171	(8,056)	(8,056)

Net income from discontinued operations	-	-	400	400

Total net income /(loss) attributable to common stockholders	2,595	3,171	(7,656)	(7,656)

Weighted average number of common shares, basic	16,570,048	16,570,048	5,024,144	5,024,144
Weighted average number of incremental shares	-	66,784,090	-	-
Weighted average number of common shares, diluted	16,570,048	83,354,138	5,024,144	5,024,144

Earnings / (Loss) per common share, continuing operations	$0.16	$0.04	$(1.60)	$(1.60)

Earnings per common share, discontinued operations	$-	$-	$0.08	$0.08

Earnings / (Loss) per common share, total	$0.16	$0.04	$(1.52)	$(1.52)

12.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations.

13.	Subsequent Events

(a)
Advance Payment for the “Phoenix Beacon” (tbr “P. Monterey”) and New Term Sheet with Piraeus Bank: On October 6, 2022, the Company paid a 10% advance of $3,500, for the acquisition of “Phoenix Beacon” (tbr “P. Monterey”), which is expected to be delivered to the Company in December 2022 (Note 9). To partially finance this acquisition, the Company accepted on November 9, 2022 an offer letter of Piraeus Bank for a new loan facility of up to $37,400, which will refinance the existing outstanding indebtedness of the vessel “P. Kikuma” by $7,785 and will provide additional financing of up to $29,615 for the “Phoenix Beacon”.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2022
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
(b)
Restructuring of Related Party Debt and Issuance of Series C Preferred Shares: On October 17, 2022, the Company entered into a stock purchase agreement with Mango pursuant to which it agreed to issue to Mango in a private placement 1,314,792 Series C preferred stock, par value $0.01 per share (Note 10) in exchange for (i) all 657,396 Series B Convertible Cumulative Perpetual Preferred Shares held by Mango and (ii) the agreement by Mango to apply $4,930 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B preferred shares into Series C preferred shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility agreement with Mango (Note 5). The Company subsequently repaid the remaining amounts due and terminated the credit facility.  The transaction was approved by a special independent committee of the Company’s Board of Directors.

(c)
Agreement for the Sale of the “P. Fos”: On October 21, 2022, the Company signed a memorandum of agreement to sell to unrelated parties the Aframax tanker vessel “P. Fos” for a gross purchase price of $34,000, with expected delivery to the buyers during November 2022. As of September 30, 2022, the vessel’s net book value was $22,618.

(d)
Delivery of the “P. Aliki” and New Loan Agreement with Alpha Bank S.A.: On November 9, 2022, the Company took delivery of the vessel “P. Aliki” and paid the balance of its purchase price to the vessel’s sellers with cash on hand and loan proceeds. In connection with this acquisition, the Company entered on November 1, 2022 into a new loan agreement with Alpha Bank SA, for a maximum loan amount of $18,250. The loan includes customary loan covenants, and its terms are similar to the Company’s existing loan agreements (Notes 6, 8 and 9).

(e)
Reverse Stock Split: On November 8, 2022, the Company’s Board of Directors determined to effect a reverse stock split of the Company’s common shares, par value $0.01 per share, at a ratio of one-for-fifteen. The Company’s shareholders had previously approved the reverse stock split at the Company’s Special Meeting of Shareholders held on November 7, 2022. The reverse stock split will take effect, and the Company’s common shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market, as of the opening of trading on November 15, 2022 under the existing trading symbol “PSHG.” A new CUSIP number will be assigned to the Company’s common shares when the reverse stock split becomes effective.